BB 3/4

[redacted]

10028430

UNITED STATES
SECURITIES AND EXCHANGE CO
Washington, D.C. 20549

B APPROVAL
B Number: 3235-0123
ires: February 28, 2010
mated average burden
rs per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Melville Island, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd.
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Flynn — 312-347-4790
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 West Jackson Blvd.	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BB 3/10

OATH OR AFFIRMATION

I, Dennis Flynn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Melville Island, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DONNA M DUGDALE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/10/13

Signature

Managing Member
Title

Notary Public

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Changes in Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x]| (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert Cooper & Company CPA P.C.
141 W. Jackson Blvd. Suite 1080
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Members:
Melville Island, L.L.C.

In our opinion, the accompanying Balance Sheet and the Related Statement of Income, Changes in Member's Capital and Statement of Cash Flows present fairly, in all material respects, the financial position of **Melville Island, L.L.C.** as of December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009.

These financial statements are the responsibility of the members, and for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances We believe that our audit provides a reasonable basis for our opinion.

A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation for financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company: and (iii) provide reasonable assurance regarding prevention

or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Cooper & Company CPA's PC

February 13, 2010

Melville Island, LLC
(An Illiniois limited liability company)
Statement of Financial Condition
December 31, 2009

Assets

Cash	$	6,162
Accounts receivable		300
Total Assets	$	6,462

Liabilities and Member's Equity

Liabilities		
Accrued liabilities	$	43
Total liabilities		0
Member's equity		6,419
Total member's equity and Liabilities	$	6,462
		0

The accompanying notes to financial statements
are an integral part of this statement

Melville Island, LLC
(An Illiniois limited liability company)
Statement of Operations
For the year ending December 31, 2009

Revenues:		
	$	**none**
Total Revenue		0
Expenses:		
Regulatory and other expenses		2,370
Occupancy charge		3,493
Communications		516
Insurance		368
SIPC		150
Consulting and professional fees.		
Other operating expenses		
Total expenses		6,897
Net Income	$	-6,897

The accompanying notes to financial statements are an integral part of this statement

Melville Island, LLC
(An Illiniois limited liability company)
Statement of Changes in Member's Equity
For the year ending December 31, 2009

Member's capital, December 31, 2008	$	13,316
Capital contributions		
Capital withdrawals		
Net income		(6,897)
Member's capital, December 31, 2009	$	6,419

The accompanying notes to financial statements
are an integral part of this statement

Melville Island, LLC
(An Illiniois limited liability company)
Statement of Cash Flows
For the year ending December 31, 2009

Cash Flows From Operating Activities:		
Net Income	$	(6,897)
Items not effecting cash flow to reconcile cash depreciation		0
Changes in assets and liabilities:		
Increase in securities owned		0
Increase in receivable from brokers and dealers		0
Increase in commission receivable		0
Increase in other assets		0
Increase in other receivable		(300)
Increase in securities sold		0
Increase in accounts payable and accrued liabilities		43
Net Cash used in operating activities		(7,154)
Cash Flows From Investing Activities:		
Purchase of fixed assets		0
Purchase of preferred jbo stock		0
Net Cash used in investing activities		0
Cash Flows From Financing Activities		
Proceeds from capital contributions		0
Payments for capital withdrawals		0
Net cash provided by financing activities		0
Net change in cash and cash equivalents		(7,154)
Cash at December 31, 2008		13,316
Cash at December 31, 2009	$	6,162
		0
Interest Expense		0

The accompanying notes to financial statements
are an integral part of this statement

NOTE 1 Organization

Melville Island, LLC (The "Company") was organized under the Uniformed General Limited Liability Company Act of Illinois on September 9, 2005. The Company was approved and began business as a Broker Dealer on October 11, 2006. The business of the Company is to engage in the matching of customers with other broker dealers for the executing of trades on organized exchanges in the United States for a fee. Melville Island, LLC is registered as a broker dealer with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The firm does not receive directly or indirectly, or hold funds or securities, or owe funds or securities to, customers and does not carry accounts of, or for customers, nor trades for their own account.

NOTE 2. Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from brokers and dealers

The Company will clear commission transactions through another Broker Dealer on a fully disclosed basis. Those commissions will be deposited into the Company's operating bank account. Trailing commissions are booked as earned at the end of the month.

Commissions

In the normal course of business, the Company will enter into transactions in exchange traded securities for others. Commission transactions together with related revenues and expenses are recorded on trade date. The Company does not hold customer funds nor does it trade for their own account. Trailing commissions are paid to the Company for the referral of business and are deposited into the Company's bank account. There were no commissions earned in 2009.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Income Taxes

The Company has elected to be taxed as a partnership under the Sub Chapter K provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes. Each member is responsible for reporting their pro rata share of the profits or losses on their tax returns. The Company is subject to a 1.5% Illinois replacement tax.

NOTE 3. Related Party Transactions:

Certain administrative and organizational activities were performed by a related party at no cost to the Company. Those costs are not reimbursable to the related party, no other expense sharing agreement is in place.

NOTE 4 Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission Uniform Net Capital rule (rule 15c-3-1). Under this rule, the Company is required to maintain Aminimum net capital≅ equivalent to $5,000 or 6 2/3 of Aaggregate indebtedness,≅ whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change day to day, but at December 31, 2009, the Company had net capital and net capital requirements of $ 6,119 and $5,000 respectively. Which is $ 1,119 in excess of their capital requirements. Net capital rule may effectively restrict the amount of distributions paid out.

Melville Island, LLC
(An Illinois limited liability company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2009

Member's equity, December 31, 2009	$	6,419
Less:		
Non allowable assets		-300
Haircuts		0
Undue concentration		0
Net capital		6,119
Required net capital		5,000
Excess capital	$	1,119
Excess capital @ 1000%	$	6,115
Excess net capital 5% of combined aggregate debit items or 120%		6,115

Note The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report, Part II filed by Melville Island, LLC as of December 31, 2009

The accompanying notes to financial statements are an integral part of this statement

Melville Island, LLC
(An Illiniois limited liability company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2009

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness

Items included in the balance sheet:

Accrued liabilities	$	43
Other		0
		43

Ratio: Aggregate Indebtedness to Net Capital	**0.702729% to 1**

The accompanying notes to financial statements are an integral part of this statement

Melville Island, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2009

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: **The Company, is exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.**

The accompanying notes to financial statements are an integral part of this statement

Robert Cooper and Company CPA's P.C.
141 West Jackson Blvd. Suite 1080
Chicago, Illinois 60604
312-322-2238
facsimile 312-698-8722

To the Members:
Melville Island, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Melville Island, LLC (the Company), for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, , we considered its internal control, as a basis for designing our auditing procedures for the purposes of expressing our opinion an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to

initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control

Our consideration of internal control was for the limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper and Company CPA's P.C.

February 13, 2010
Chicago, IL 60604

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE PERIOD ENDING DECEMBER 31, 2009

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Dennis Flynn
Managing Member

Melville Island, LLC
(An Illinois
Limited Liability Company)

Financial Statements
Year Ended December 31, 2009, and
Independent Auditors' Report

(Filed Pursuant to Rule 17A-5 Under the Securities Exchange Act of 1934)

Melville Island, L.L.C.
Annual Report
For the Year Ended December 31, 2009

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